Exhibit 99.1

DHX MEDIA SHAREHOLDERS APPROVED ALL MATTERS AT
ANNUAL & SPECIAL MEETING

Halifax, NS – 15 December 2016 – DHX Media (or the "Company") (TSX: DHX.A, DHX.B; NASDAQ: DHXM), the world’s leading independent, pure-play children’s content company, reported that all nominees listed in its management information circular dated November 18, 2016, were elected as directors of the Company at its annual and special meeting of shareholders (the "Meeting"), held on December 15, 2016. In addition, PricewaterhouseCoopers LLP was re-appointed as the Company’s auditors, and the amendments to, and unallocated options under, the Company’s stock option plan were approved.

AGM Presentation

Management's presentation from the Meeting is available on the Company's website at http://www.dhxmedia.com/investors/.

The Company also announces the retirement of Sir Judson Graham Day from its Board of Directors. “Our company has benefitted enormously from Sir Graham’s counsel and advice,” said Michael Donovan, Executive Chairman of DHX Media. “On behalf of everyone at DHX Media, I would like to express our gratitude to Sir Graham for his service as our Lead Director for over ten years.”

The detailed results of the votes received for each director nominee were as follows:

	% of	% of
Directors	Votes For	Votes Withheld
Elizabeth Beale	99.94%	0.06%
David Colville	98.71%	1.29%
Michael Donovan	97.94%	2.06%
Deborah Drisdell	98.71%	1.29%
Dana Landry	99.97%	0.03%
Geoffrey Machum	99.97%	0.03%
Robert Sobey	98.74%	1.26%
Catherine Tait	99.65%	0.35%
Donald Wright	94.62%	5.38%

HALIFAX 1478 Queen St. 2nd Floor Halifax, NS B3J 2H7 +1 902-423-0260	TORONTO Queen’s Quay Terminal 207 Queens Quay W. Suite 550 Toronto, ON M5J 1A7 +1 416-363-8034	VANCOUVER 190 Alexander St. 6th Floor Vancouver, BC V6A 1B5 +1 604-684-2363	LOS ANGELES Sunset Media Center 6255 West Sunset Blvd. Suite 800 Hollywood, CA 90028 +1 323-790-8840	LONDON 1 Queen Caroline St. 2nd Floor London, W6 9HQ, UK +44 20-8563-6400

For more information, please contact:

Investor Relations: Nancy Chan-Palmateer – Director, Investor Relations, DHX Media Ltd.
nancy.chanpalmateer@dhxmedia.com
+1 416-977-7358

Financial Media: Shaun Smith – Director, Corporate Communications, DHX Media Ltd.
shaun.smith@dhxmedia.com
+1 416-977-7230

About DHX Media

DHX Media Ltd. (www.dhxmedia.com) is the world’s leading independent, pure-play children’s content company. Owner of the world’s largest independent library of children’s content, at more than 11,800 half-hours, the Company is recognized globally for such brands as Teletubbies, Yo Gabba Gabba!, Caillou, In the Night Garden, Inspector Gadget, Make It Pop, Slugterra and the multiple award-winning Degrassi franchise. As a content producer and owner of intellectual property, DHX Media delivers shows that children love, licensing its content to major broadcasters and streaming services worldwide. Through its subsidiary, WildBrain, DHX Media also operates one of the largest networks of children’s content on YouTube. The company’s robust consumer products program generates royalties from merchandise based on its much-loved children’s brands. Headquartered in Canada, DHX Media has offices in 15 cities globally, and is listed on the Toronto Stock Exchange (DHX.A and DHX.B) and the NASDAQ Global Select Market (DHXM).

Disclaimer
This press release contains “forward-looking statements” under applicable securities laws with respect to DHX Media including, without limitation, statements regarding the business strategies and operational activities of DHX Media and its subsidiaries. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results or events may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risk factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under “Risk Factors” in the Company’s most recent Annual Information Form and annual Management Discussion and Analysis, which also form part of the Company’s annual report on Form 40-F filed with the SEC. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

HALIFAX 1478 Queen St. 2nd Floor Halifax, NS B3J 2H7 +1 902-423-0260	TORONTO Queen’s Quay Terminal 207 Queens Quay W. Suite 550 Toronto, ON M5J 1A7 +1 416-363-8034	VANCOUVER 190 Alexander St. 6th Floor Vancouver, BC V6A 1B5 +1 604-684-2363	LOS ANGELES Sunset Media Center 6255 West Sunset Blvd. Suite 800 Hollywood, CA 90028 +1 323-790-8840	LONDON 1 Queen Caroline St. 2nd Floor London, W6 9HQ, UK +44 20-8563-6400